Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

Julie M. Allen Partner

January 9, 2014	d 212.969.3155 f 212.969.2900 jallen@proskauer.com www.proskauer.com

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Ms. Pamela A. Long

Re:	Installed Building Products, Inc. Registration Statement on Form S-1 Submitted on December 9, 2013 CIK No. 0001580905

Dear Ms. Long:

On behalf of Installed Building Products, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 3, 2014 relating to the above-referenced registration statement of the Company submitted to the Commission on Form S-1 (CIK No. 0001589095) on December 9, 2013 (the “Draft Registration Statement”).

The Company is concurrently filing via EDGAR the Registration Statement (“Registration Statement”). For the convenience of the Staff, we are supplementally providing blacklined copies, complete with exhibits, of the Registration Statement, marked to show changes from the Draft Registration Statement.

The Company is also separately transmitting in paper copy, pursuant to Rule 418(b) of Regulation C under the Securities Act of 1933, supplemental information requested by the Staff. The supplemental information is not to be filed with or deemed a part of the Registration Statement, and the Company has requested that the supplemental information be promptly returned to the undersigned or discarded following completion of the Staff’s review of the supplemental information. Rule 418(b) requires that supplemental information that is requested to be returned not be filed in electronic format.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Registration Statement. Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comments correspond to the pagination of Registration Statement.

Summary

General:

1.	If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division’s October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Response: The Company has elected to file the Registration Statement rather than submit an amended draft registration statement.

2.	Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

Response: The Company acknowledges the Staff’s comment.

3.	Please be advised that we will process this filing and any amendments without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosures throughout the document may cause us to raise issues on areas not previously commented upon.

Response: The Company acknowledges that the Staff will need sufficient time to process the amendment to the Registration Statement that includes the price range and that the Staff may raise issues on areas not previously commented upon.

4.	As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information. If you intend to rely on Rule 430A of Regulation C under the Securities Act, please note that Rule 430A does not allow for the omission before effectiveness of amounts that may be computed based on the maximum number of shares offered and the midpoint of the offering price range or the number of shares to be offered on the cover page. Also, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the midpoint of the offering price range, and all other information except information that you may exclude in reliance upon Rule 430A.

Response: The Company acknowledges the Staff’s comment and will include all information (including a price range and related information) that may not properly be excluded under Rule 430A of Regulation C prior to requesting that the Staff declare the Registration Statement effective. The Company confirms that it will not circulate copies of the Registration Statement or the preliminary prospectus included therein until an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range and all other information except information that may be excluded in reliance upon Rule 430A have each been included in the Registration Statement and preliminary prospectus.

5.	Please be advised that we may have additional comments when items that are currently blank are completed.

Response: The Company acknowledges that the Staff may have additional comments when items that are currently blank are completed and will endeavor to complete such items in as timely a manner as possible to facilitate the Staff’s review.

6.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company advises the Staff that neither the Company nor anyone authorized on behalf of the Company has provided written materials to potential investors in reliance on Section 5(d) of the Securities Act. The Company undertakes to provide the Staff with copies of such materials in the event they are provided to potential investors in the future. In addition, the Company advises the Staff that no broker or dealer that is participating in this offering has published or distributed research reports about the Company in reliance on Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act. The Company undertakes to provide the Staff with copies of such reports in the event that they are published or distributed in the future.

7.	Please provide us with copies of any artwork or other graphics you intend to use in your prospectus. Please note that we may have comments on these materials and you should consider waiting for further comments before printing and circulating artwork.

Response: Concurrent with this filing, the Company is supplementally providing to the Staff, under separate cover, copies of the artwork and other graphics that it intends to use in its prospectus.

8.	We encourage you to file the remaining exhibits, including the legal opinion, as soon as possible. Please understand that we will need adequate time to review these materials before effectiveness.

Response: The Company advises the Staff that it is filing with the Registration Statement certain of the exhibits that are required to be filed, as indicated in the exhibit index set forth at Item 16 of the Registration Statement. The Company further advises the staff that it will file the additional exhibits, including the legal opinion and consent of Proskauer Rose LLP, listed in the Registration Statement in subsequent pre-effective amendments to the Registration Statement, and acknowledges that the Staff will need adequate time to review these materials prior to the Company requesting effectiveness of the Registration Statement.

9.	Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review of the underwriter arrangements for this offering and has no objection.

Response: The Company acknowledges the Staff’s comment and confirms that it will arrange to have FINRA call the Staff or provide the Staff with a copy of the “no objection” letter from FINRA before the Company requests that the Registration Statement become effective.

Presentation of Market and Industry Data and Information, page ii

10.	Please provide copies of the reports or studies that support the qualitative and comparative market data and similar statements contained in your prospectus. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement.

Response: Concurrent with this filing, the Company is supplementally providing to the Staff, under separate cover, copies of the reports cited in the Registration Statement clearly marked to highlight the portion or section that contains the relevant information and cross-referenced to the appropriate location in the Registration Statement.

Prospectus Summary, page 1

Our Company, page 1

11.	Please disclose here that you are a holding company that derives all of your operating income from your subsidiaries. In this regard, we note your “We are a holding company…” risk factor on page 20. In addition, please provide a chart summarizing your organizational and ownership structure following the offering.

Response: The Company has added the suggested disclosure in the Prospectus Summary on page 7 of the Registration Statement, under the caption “Company Information.” In addition, a chart summarizing the Company’s organization and ownership structure following the offering is provided in Appendix A to this letter.

12.	We note your disclosure that you are “the second largest insulation installer in the U.S. residential new construction market.” Given the qualifying language with respect to your market position for new single-family insulation installation in “more than half of the markets” in which you operate, please revise the first statement to disclose the measures by which you have determined your overall market position (e.g., number of permits issued).

Response: The Company has revised the disclosure on pages 1 and 62 of the Registration Statement and has made conforming changes throughout.

Our Competitive Strengths, page 3

Proven ability to gain market share, page 3

13.	You state that you have increased net revenue divided by total housing completions from 2005 to 2012 and that you believe you have outpaced market growth every year since 2005. With a view towards disclosure, please provide us the percentage by which the market has grown for the same period.

Response: The Company has revised the disclosure on pages 4 and 64 of the Registration Statement to indicate that the market has decreased 66% over the same period.

Our Principal Investors, page 6

14.	Please supplement your disclosure stating that “Jeff Edwards and members of his family have started, acquired and invested in companies successfully for over 40 years…” by providing the criteria of how the success of Edwards Investors’ prior performance is measured. Please comply with this comment also with respect to Mr. Edward’s biographical information on page 74.

Response: The Company has revised the disclosure on pages 6 and 75 of the Registration Statement to delete the word “successfully” and “successful,” respectively.

Summary Consolidated Financial Data, page 11

15.	We note there was $2.7 million in compensation expense for Jeff Edwards’ services in 2012. Please tell us the amount of compensation expense recorded for Jeff Edwards’ services in the nine months ended September 30, 2013, and the associated line item. Please clarify if there are any differences in compensation expense paid to officers, consultants or other employees that may impact the comparability of operations between the nine months ended September 30, 2013, and earlier periods.

Response: The Company respectfully advises the Staff that prior to November 1, 2013, Mr. Edwards was not an employee of the Company and as such he did not earn salaried compensation from the Company during 2012 or for the nine months ended September 30, 2013. The $2.7 million referred to in the Staff’s comment was paid to Mr. Edwards pursuant to a Management Services and Fee Agreement that was executed on

December 18, 2012 by and among Littlejohn Managers, LLC, Jeff Edwards, IBP Holding Company, and TCI Holding, LLC (the “Management Agreement”). In accordance with the terms of the Management Agreement, during the fourth fiscal quarter of 2012, our Board of Directors determined an amount to pay Mr. Edwards and the other parties to the Management Agreement, at which time this management service fee was paid and expensed. During 2013, our Board of Directors did not authorize any similar payments under the Management Agreement and, therefore, no such expense was recorded in 2013. As disclosed in the notes to our consolidated financial statements on pages F-31, F-57 and F-71 of the Registration Statement, the Management Agreement was terminated on November 22, 2013.

In the section captioned “Compensation of our Executive Officers and Directors—Compensation of our Executive Officers” on page 84 of the Registration Statement, the Company describes the terms of the employment agreement it entered into with Mr. Edwards effective November 1, 2013, whereby Mr. Edwards became an employee of the Company and will be paid a minimum annual base salary of $600,000. Because Mr. Edwards did not become a salaried employee of the Company until November 1, 2013, there was no compensation expense for Mr. Edwards for the nine months ended September 30, 2013. In the future, we expect that Mr. Edwards total compensation will be determined by the Compensation Committee of the Board of Directors on an annual basis.

As noted on page 48 of the Registration Statement under “Operating expenses- Administrative,” in the nine months ended September 30, 2013, there was no non-cash stock compensation expense for any of our employees or officers as compared to approximately $4.6 million of expense for the first nine months ended September 30, 2012. The 2012 non-cash stock compensation is included in the calculation of Adjusted EBITDA on pages 12 and 39 of the Registration Statement in an effort to provide potential investors with period-over-period comparability. There were no other material changes to officer compensation expense in 2013.

Risks Associated with Our Business, page 13

Our Business is cyclical and significantly affected by changes…, page 14.

16.	In the last paragraph of this risk factor please identify the “markets [which] continue to be characterized by varying levels of uncertainty.”

Response: The Company has revised the disclosure on page 14 of the Registration Statement to delete the sentence referenced by the Staff’s comment as all of the markets in which the Company operates are subject to changes in general and local economic conditions as described in the risk factor. The Company, however, has expanded the risk factor on page 21 of the Registration Statement, “Because we operate our business through highly dispersed locations across the United States, our operations may be materially adversely affected by inconsistent practices and the operating results of individual branches may vary,” to include disclosure of the factors that could cause results to differ among the Company’s individual branches.

Management’s Discussion and Analysis of Financial Condition and Result of Operations, page 41

Key Factors Affecting Our Operating Results, page 41

Conditions in the U.S. residential new construction industry and U.S. economy, page 41

17.	Please revise the first full paragraph on page 42 to provide the basis upon which you make the statement relating to improved economic characteristics, positive demographic trends, increases in housing prices and strong housing demand relative to housing supply. In the alternative, please include a page reference where this disclosure is made in the filing. In addition, please discuss the factors that enabled you to estimate your operating and administrative costs increasing at a lower rate than net revenues.

Response: The Company has revised the disclosure on page 42 of the Registration Statement. The revised disclosure highlights recent positive trends in household formations and household wealth, as reported by the NAHB in 2013, as well as the Joint Center of Housing Studies of Harvard University’s expectations for the increase in housing demand as compared to supply. The disclosure has also been expanded to detail how operating expenses have increased at a lower rate than sales during the nine-month period ended September 30, 2013.

Results of Operations, page 47

18.	While the discussion of results of operations discusses intermediate effects of certain trends and events on your operations, the analysis generally does not discuss the reasons underlying those intermediate effects in sufficient detail for a reader to see the business through the eyes of management. For example:

•	You do not analyze underlying reasons for the increased revenue of $62.4 million, excluding the impact of acquisitions, including the additional $56.7 million from the U.S. residential new construction end market. Please provide expanded discussion of the underlying reasons for the increase, including quantified information on the pricing and volume of sales of your various services and to various end markets, as such information is useful to an investor’s understanding.

•	You attribute higher cost of sales to increased sales volumes and higher costs for certain materials. Please quantify the impact of these separate factors, provide a description of the materials that had higher costs and a reason for the increases, and analyze the increase in gross profit percentage.

•	Your discussion of selling expenses identifies several contributing and offsetting factors (higher commissions, reduced advertising expense, reduced wages) affecting the overall increase but does not quantify the impact of the different factors.

These examples are not meant to be a comprehensive list and are merely representative of issues noted throughout your discussion. Please expand the discussion of results of operations throughout for all periods discussed to quantify the impact of the events disclosed and to describe their underlying causes. For additional guidance, please refer to SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Response: The Company has expanded the disclosure presented in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Registration Statement to provide better quantification and clarification of the various factors affecting the Company’s financial condition and results of operations for all periods discussed therein. In detailing the factors contributing to the increases in net revenue and cost of sales, the Company notes that each completed installation job is a unique combination of products and installation services and, as such, quantification of the changes attributable to customer mix, product mix and pricing cannot be precisely determined. However, the Company does not believe that any of these factors is materially more significant to the period-over-period comparison than any other.

Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012, page 47

Operating Expenses, page 48

Other, page 48

19.	We note your disclosure stating that for the nine months ended September 30, 2012 other income was comprised of a $1.0 million gain associated with insurance claims for a fire that occurred at one of your branches. Please tell us how you determined to report this gain as a component of operating (loss) income in your Statement of Operations, rather than as a component of other expense (income).

Response: In the fourth quarter of 2011 the Company experienced a fire at one of its locations. The fire damaged the building, including most vehicles and inventory. The Company received the proceeds of property insurance that covered the damage. The Company determined it should record a gain due to the fact the insurance proceeds received were in excess of the net book value of the underlying assets destroyed by the fire. The Company classified this gain as a component of Operating Income for the following reasons:

•	The insurance proceeds received were to cover repair costs for damage that occurred at an operating location and to cover the replacement value of vehicles and inventory that are used as part of our business.

•	The Company used the insurance proceeds that it received to replace and repair assets that were destroyed in the fire.

•	In analogizing to ASC 225-20, we would not consider a fire at a location to be unusual in nature given that it is a commercial business where flammable products are stored, electrical issues could be encountered, or other accidents resulting in a fire could occur.

•	Given the insurance proceeds specifically relate to the destruction and replacement of assets used in our operations, we do not believe they meet the definition of Non-Operating Income in Regulation 5-03(b)(7).

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Net Revenue, page 50

20.	You state that the increase in net revenue was attributable to, among other things, the increase in the “U.S. residential new construction market…” With a view towards disclosure, please advise whether this increase was relatively even across the markets or whether it was driven by certain specific markets.

Response: Disclosure has been added regarding the variability of contributions to the increase in net revenue from individual branches for all periods presented in “Management’s Discussion and Analysis of Financial Condition—Results of Operations.” The Company has added detail regarding the percentage of net revenue increase contributed by the branches that have shown the most growth for each period presented therein on pages 47, 49 and 51 of the Registration Statement. The branches that make up the increases in net revenue change over time and are typically in geographically diverse markets. As noted in the Company’s response to comment 16, additional disclosure was added in “Risk Factors” describing the factors that may cause results of an individual branch to differ from that of another branch. In acknowledgment of this comment and comment 18, the Company has expanded its disclosures to provide better quantification and clarification of the various factors affecting net revenue.

Liquidity and Capital Resources, page 52

Historical cash flow information, page 53

Working Capital, page 53

21.	We note your disclosure stating that as of December 31, 2012, your working capital was 7.6% of net revenue, which you believe was and continues to be favorable compared to the industry. Please expand your disclosure to discuss why you believe the percentage is favorable compared to the industry, and in this discussion provide the industry average of working capital as a percentage of revenue. In addition, expand this disclosure to include your most recent fiscal period presented.

Response: The Company believes that its working capital as a percentage of net revenue is and continues to be favorable compared to the industry based upon the industry knowledge and experience of its management team and the Company’s due diligence review of the financial statements of many acquisition targets. Because the industry is mostly made up of smaller privately held companies, however, the industry average of working capital as a percentage of revenue is not readily available or calculable with a sufficient degree of precision. As such, the Company has elected to delete the disclosure regarding favorability as compared to the industry from page 53 of the Registration Statement.

The Company has expanded the disclosure on page 53 of the Registration to include working capital as a percentage of revenue for its most recent fiscal period presented.

22.	Please expand your disclosures of days sales outstanding and inventory turnover for the fiscal periods ended September 30, 2013, December 31, 2012, and December 31, 2011 to discuss the underlying reasons for the changes in these metrics between periods.

Response: The Company has enhanced its disclosures on page 54 of the Registration Statement to clarify the underlying reasons for fluctuations in days sales outstanding and inventory turnover for the fiscal periods ended September 30, 2013, December 31, 2012 and December 31, 2011.

Cash flow from operating activities, page 54

23.	Please expand your disclosure of net cash provided/used in operating activities for the fiscal periods ended June 30, 2013 and December 31, 2012 to quantify and discuss in further detail the underlying reasons for the most significant changes in non-cash and working capital items from the prior period. Refer to FRC Section 501.13.b and 13.b.1.

Response: The Company has enhanced its disclosures included in the Registration Statement on page 54 to provide better quantification and clarification of the various factors affecting the Company’s net cash provided by/used in operating activities.

Revolving credit facility, page 55

24.	To the extent that you have executed a term sheet or agreed upon a form of agreement with Key Bank National Association with respect to the new credit facility, please tell us what consideration you have given to filing this document as an exhibit to the registration statement.

Response: The Company is in negotiations with Key Bank National Association (“Key Bank”) with respect to a new credit facility, but has not yet entered into the definitive credit agreement with respect to this new credit facility. The Company expects to enter into the new credit facility concurrently with the closing of its initial public offering. The Company will file the credit agreement with the Commission as an exhibit to a Current Report on Form 8-K within four business days after the execution of the credit agreement.

25.	Please revise your disclosure in the fifth paragraph to describe the “certain conditions precedent” to your ability to increase the aggregate revolving loan commitments.

Response: The Company has revised the disclosure on page 56 of the Registration Statement to describe the conditions precedent to its ability to increase the aggregate revolving loan commitments for the new credit facility.

26.	In the third paragraph, please disclose the minimum availability reserve amount under your existing credit facility.

Response: The Company has deleted the disclosure on page 56 of the Registration Statement relating to the “minimum availability reserve amount.” The existing credit facility does not have what is customarily understood as a “minimum availability reserve amount.” The Company has added disclosure describing certain reserved amounts that could result in the reduction of the Company’s borrowing base under its existing credit facility.

Critical Accounting Policies and Estimates, page 58

Goodwill, page 58

27.	We note from your disclosure on page 14 that you recorded a $64.3 million goodwill impairment charge during 2010. Please expand the disclosure of your goodwill policy to provide additional insight into this critical policy and the related estimates. For example, describe your identification of reporting unit(s). Clarify what is meant by your use “secondarily” of market-related models using significant unobservable inputs. Describe how you weight the multiple methods used to estimate the fair value of a reporting unit. Describe the “significant unobservable inputs” used in your testing, as well as other critical estimates underlying the fair value analysis.

For reporting units with a fair value not substantially in excess of carrying value, provide investors with information to assess the probability of a future material impairment charge and address the material implications of uncertainties associated with the methods, assumptions and estimates underlying your measurement of goodwill. Such disclosure should include the following:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	The amount of goodwill allocated to the reporting unit;

•	How key assumptions identified in your estimate were determined;

•	A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

You may wish to refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of Interpretive Release No. 33-8350.

Response: The Company has revised its disclosure on pages 58 and 59 of the Registration Statement in response to the Staff’s comment as follows:

•	Clarified that the Company has a single reporting unit for purposes of goodwill impairment testing. The Company advises the Staff that we have one operating segment and our branches are components as they are businesses for which discrete financial information is available and whose operating results are reviewed by management. Pursuant to ASC 350-20-35-35 and additional interpretive guidance ASC 350-20-55-7, we aggregate our branches into one reporting unit. Each branch serves the same types of customers, installs the same types of products, utilizes the same processes for delivering services, uses the same type of workforce, and has the same operating structure.

•	Removed the word “secondarily” and revised the disclosure to indicate that the fair value of the reporting unit is determined by using a discounted cash flow model and a market-related model with a weight applied to each model.

•	Expanded its disclosure of significant critical estimates and unobservable inputs (Level 3), which include the forecasts utilized in the discounted cash flow model and the determination of the weight applied to the aforementioned models and the related discount rate applied.

•	Updated the disclosure to state that the estimated fair value of the reporting unit was substantially in excess of the carrying value at December 31, 2012.

28.	Given the impairment of intangible assets in the annual periods presented, please describe to us your consideration of analyzing the critical accounting policies and estimates involved in your ongoing testing of intangibles.

Response: The Company accounts for definite-lived intangibles and other long-lived assets, consisting of customer relationships, trademarks and trade names, in accordance with ASC 350-30, General Intangibles Other than Goodwill.

During the year ended December 31, 2011, the Company recorded an impairment charge of $2.7 million of which $1.0 million related to discontinued operations due to branches being closed. In addition, the Company determined a triggering event occurred related to an underperforming market and recorded an impairment charge of $1.7 million. During the year ended December 31, 2012, the Company made a decision to discontinue the use of a branch’s trade name and as such recorded an impairment charge of $0.4 million. The Company’s impairment charges are generally a result of closed branches and the discontinued use of trade names and thus represent write-offs of the carrying value of intangible assets and are not subject to significant estimates or assumptions. The Company understands that the Staff considers a critical accounting policy to be one that is both very important to the portrayal of the company’s financial condition and results, and requires management’s most difficult, subjective or complex judgments. Based on this and given that part of the Company’s impairment charges consist of write-offs of intangible assets for closed branches, the Company does not believe disclosure in the critical accounting policies is necessary. If the evaluation of impairment of finite lived intangibles uses significant estimates in the future, the Company will consider expanding the discussion in the critical accounting policies.

Our Business, page 61

Our Company, page 61

29.	Refer to your disclosure in the third paragraph on page 61. Please revise your disclosure to provide an objective criterion for your statement that your cost structure has “significantly improved” over the past several years.

Response: The Company has revised the disclosure on pages 2 and 62 of the Registration Statement

Our Competitive Strengths, page 63

30.	Please revise your disclosure in the first bullet point under the “Local market leadership with national scale” heading, to identify the geographical regions where the “50 largest housing markets” are located.

Response: The Company has revised the disclosure on pages 3 and 64 of the Registration Statement to indicate that it operates across the United States. The Company supplementally advises the Staff that the referenced markets in which it operates are dispersed across the four geographic regions defined by the U.S. Census Bureau. Of the top 50 largest housing markets as measured by US Census bureau population estimates, the Company operates in:

•	five of the seven housing markets that are located in the U.S. Census Bureau Northeast region;

•	seven of the ten housing markets that are located in the U.S. Census Bureau Midwest region;

•	16 of the 21 housing markets that are located in the U.S. Census Bureau South region; and

•	eight of the 12 housing markets that are located in the U.S. Census Bureau West region.

31.	Please revise your disclosure in the first bullet point under the “Highly efficient and scalable operating model” heading on page 64, to qualify, and to the extent possible, quantify what “industry favorable margins” are.

Response: The Company has considered the difficulties in quantifying margins in its industry and has revised the disclosure on pages 4 and 64 to remove the phrase “industry favorable.”

Management, page 74

Executive Officers and Directors, page 74

32.	Please disclose when Mr. Michael Miller began serving as a director.

Response: The Company has added the requested disclosure on page 75 of the Registration Statement.

Compensation of Our Directors and Executive Officers, page 82

Summary Compensation Table for the year ended December 31, 2012, page 82

33.	Please tell us why you have not included the $2.7 million management fee paid to Mr. Edwards pursuant to the Management Services and Fee Agreement as “All Other Compensation” in the summary compensation table. In this regard, we note that Item 402(n)(2)(ix) of Regulation S-K provides, among other things, that each compensation item that is not properly reportable in the other columns of the summary compensation table, regardless of the amount of the compensation item, must be included in the “All Other Compensation” column. Please advise, or otherwise revise your disclosure accordingly.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, pursuant to Instruction #1 to Item 402(n) of Regulation S-K, the Company is no longer required to provide information in the summary compensation table with respect to its 2012 fiscal year. With respect to the Company’s 2013 fiscal year, the Company respectfully submits to the Staff that no management fee was paid to Mr. Edwards pursuant to the Management Services and Fee Agreement and, accordingly, no management fee payments to Mr. Edwards are required to be disclosed under the “All Other Compensation” column in the summary compensation table for the Company’s 2013 fiscal year. Going forward, the Company undertakes to comply with the applicable requirements of Item 402(n)(2)(ix) of Regulation S-K. With respect to the management fee paid to Mr. Edwards in 2012, the Company respectfully submits that disclosure is provided on pages 11, 39, 45-46 and 90-91 of the Registration Statement.

34.	Refer to your footnote (5) disclosure. As Mr. Elliott was the only named executive officer receiving a bonus, briefly describe the factors considered by the compensation committee in awarding Mr. Elliott this bonus. See Item 402(o) of Regulation S-K.

Response: The Company respectfully submits to the Staff that the bonus paid to Mr. Elliott during the Company’s 2012 fiscal year was not based on any special factors considered by the compensation committee. In accordance with the terms of Mr. Elliott’s original offer letter with the Company dated February 21, 2002 (which offer letter preceded the date of Mr. Elliott’s employment agreement filed as Exhibit 10.16 to the Registration Statement), Mr. Elliott was entitled to receive a $25,000 bonus with respect to his initial year of employment with the Company. Following Mr. Elliott’s initial year of employment with the Company, even though the Company was no longer required to pay him an annual bonus, the compensation committee continued to approve, on an annual and discretionary basis, payment of a bonus to Mr. Elliott in the amount of $25,000 (including with respect to the Company’s 2012 fiscal year). With respect to the Company’s 2013 fiscal year, no cash bonuses have been paid to any of its named executive officers, nor has it adopted an annual bonus program for our named executive officers.

Certain Relations and Related Party Transactions, page 89

Guarantees of Corporate Liabilities, page 91

35.	To the extent that Mr. Jeff Edwards continues to guaranty any outstanding obligations of yours, please expand the disclosure to briefly describe the materials terms of the guarantees.

Response: The Company is in the process of replacing the outstanding bonds guaranteed by Mr. Edwards with bonds that do not require any guarantee. The Company expects that prior to requesting effectiveness of the Registration Statement that Mr. Edwards will no longer guaranty any outstanding obligations of the Company. The disclosure has been revised accordingly on page 92 of the Registration Statement and will reflect the date on which the last guarantee was terminated in a subsequent amendment to the Registration Statement.

Principal and Selling Stockholders, page 93

36.	We note your disclosure that the tabular presentation does not give effect to the stock split. Please consider providing the beneficial ownership information also on a post-split basis.

Response: The Company will update the beneficial ownership information in the tabular presentation of principal and selling stockholders and throughout the Registration Statement prior to effectiveness to give effect to the stock split following the determination of the stock split conversion amount by the Company’s board of directors.

37.	Please consider providing a graphical presentation of the various relationships described in footnote (1) to the beneficial ownership table to help an investor better understand how the different parties are related and the effect on their beneficial ownership.

Response: The Company respectfully suggests that the inclusion of a graphical presentation of the various relationships described in footnote (1) to the beneficial ownership table may serve to undermine the purposes of providing an investor with an easy-to-understand description of how beneficial ownership operates within IBP Investment Holdings and how much of an equity stake insiders hold in the Company. While there is significant detail within footnote (1) to the beneficial ownership table regarding the different unit holders of Investment Holdings, entities other than PJAM and Systems maintain comparatively small minority positions in and do not have the ability to exercise control over Investment Holdings. The Company submits for the Staff’s consideration the revised disclosure in footnote (1) on pages 94 and 95 of the Registration Statement that attempts to present more clearly that Jeff Edwards, our Chairman, Chief Executive Officer and President, has sufficient voting and dispositive power to control Investment Holdings.

38.	In footnote (1) you state that the “proceeds received by Investment Holdings in this offering will be used to redeem the Series A preferred units of Investment Holdings held by OCM and the common units of Investment Holdings held by the Funds.” Please confirm that the redemption of these units is not related to the repurchase of your outstanding preferred stock and common stock from Littlejohn, as disclosed under “Use of Proceeds” on page 31. We may have additional comments following your response.

Response: The Company confirms that the redemption of the Series A Preferred units of Investment Holdings held by OCM and the common units of Investment Holdings held by the Funds is not related to the repurchase of our outstanding Series A Preferred Stock and common stock from Littlejohn, as described under “Use of Proceeds” on page 31 of the Registration Statement.

Description of Capital Stock, page 95

Common Stock, page 95

Rights and Preferences, page 95

39.	As it appears that there are 300,000 shares of redeemable common stock, please qualify your disclosure that “there are no redemption or sinking fund provisions applicable to [y]our common stock.”

Response: The Company has revised the disclosure on page 96 of the Registration Statement.

Preferred Stock, page 96

40.	We note disclosure in the second sentence stating that “[i]mmediately following this offering” you will amend and restate your charter, which appears inconsistent with your “General” disclosure on page 95 where you indicate that the amended and restated charter will be filed prior to the completion of the offering. Please revise your disclosures for consistency.

Response: The Company has revised the disclosure on page 97 of the Registration Statement in order to eliminate the appearance of inconsistency between the two statements identified by the Staff. The Company intends to file its public company charter immediately prior to the effectiveness of the Registration Statement. Following the completion of the initial public offering, the Company will use the proceeds from the initial public offering to repurchase all of the outstanding shares of its Series A Preferred Stock. Subsequently, the Company plans to restate its public company charter to eliminate any inoperative references to the Series A Preferred Stock. The Company has also revised the disclosure on page 96 to make clear that the filing of the public company charter will take place immediately prior to effectiveness of the Registration Statement.

Audited Consolidated Financial Statements page F-1

Financial Statements for Fiscal Year Ended December 31, 2012

Note 2- Significant Accounting Policies, page F-10

Discontinued Operations, page F-15

41.	We note your disclosure stating that discontinued operations were not segregated in your Consolidated Statements of Cash Flows. Therefore, amounts for certain captions in the Consolidated Statements of Cash Flows will not agree with the respective data in the Consolidated Statements of Operations. Please expand your disclosure to identify which captions will not significantly agree to one another for this reason.

Response: The Company has revised its disclosure on page F-16 of its Consolidated Financial Statements in the Registration Statement as of and for the years ended December 31, 2011 and 2012, to clarify that the amounts included in the Consolidated Statements of Cash Flows for Amortization of intangibles and Impairment of intangibles for the year ended December 31, 2011 will not agree to the amounts included in the Consolidated Statement of Operations.

Further, the Company has removed the comment, “Therefore, amounts for certain captions in the Consolidated Statements of Cash Flows will not agree with the respective data in the Consolidated Statements of Operations,” on page F-43 of the Consolidated Financial Statements for the periods ended June 30, 2012 and 2013 as there are no captions that do not agree between the Consolidated Statement of Operations and the Consolidated Statements of Cash Flows due to discontinued operations. Additionally, there are no captions that do not significantly agree between the Condensed Consolidated Statements of Operations and the Condensed Consolidated Statements of Cash Flows for the nine months September 30, 2012 and 2013.

Note 13- Discontinued Operations, page F-30

42.	Please expand your disclosures with respect to your discontinued operations to provide the information required by ASC 205-50-1(a). Disclose the markets and branches you have chosen to exit and whether or not you have any continuing involvement with or cash flows from the disposed components. This issue also applies to your financial statements for the fiscal periods ended June 30, 2013 and September 30, 2013.

Response: The Company has reviewed the disclosures required by ASC 205-20-50-1(a) and has expanded the disclosures on pages F-30, F-57 and F-71 included in the Registration Statement to provide additional clarification as to which branches and facilities we decided to close and disclose that we have no continuing involvement or cash flows from such discontinued operations.

* * * *

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212)-969-3155 with any questions or comments regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Julie M. Allen

Julie M. Allen

cc:	Michael T. Miller, Installed Building Products, Inc.
Shelley A. McBride, Installed Building Products, Inc.
Robin M. Feiner, Proskauer Rose LLP
Michael J. Zeidel, Skadden, Arps, Slate, Meagher & Flom LLP

Appendix A

Installed Building Products, Inc.

Post-offering Structure Chart